FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Supplement for Financial Highlights – Six months ended September 30, 2012

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 5, 2012	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Nomura” are to Nomura Holdings, Inc. and its consolidated entities. References to “NHI” are to Nomura Holdings, Inc.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with U.S. generally accepted accounting principles.

Supplement for Financial Highlights – Six months ended September 30, 2012

Nomura reported net revenue of 770.9 billion yen, income before income taxes of 55.1 billion yen, and net income attributable to NHI shareholders of 4.7 billion yen for six months ended September 30, 2012. Basic-Net income attributable to NHI shareholders per share was 1.28 yen and Diluted-Net income attributable to NHI shareholders per share was 1.25 yen. Annualized return on shareholders’ equity1 was 0.4%.

i.)	Financial position

As of September 30, 2012, Nomura’s total capital ratio2 was 17.2% and its Tier 1 capital ratio2 was 15.1%. Nomura had total assets of 35.4 trillion yen, a decrease of 303.0 billion yen compared to March 31, 2012, primarily due to decreases in Securities borrowed, Cash and cash equivalents, and Time deposits. Total liabilities as of September 30, 2012 were 33.0 trillion yen, a decrease of 301.3 billion yen compared to March 31, 2012, primarily due to decreases in Trading liabilities, Payables to other than customers, and Long-term borrowings. Total equity as of September 30, 2012 was 2.4 trillion yen, a decrease of 1.7 billion yen compared to March 31, 2012. Leverage ratio as of September 30, 2012 was 16.9 times and adjusted leverage ratio3 was 10.6 times.

[1]	Annualized return on shareholders’ equity is a ratio of net income (loss) attributable to NHI shareholders to total NHI shareholders’ equity multiplied by two.
[2]	These ratios represent preliminary estimates as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended September 30, 2012.

NHI has been assigned as saishu shitei oyagaisha (a “Final Designated Parent Company”) who must calculate consolidated capital adequacy ratios according to the “Establishment of standards on sufficiency of capital stock of a final designated parent company and its subsidiary entities, etc. compared to the assets held thereby” (2010 FSA Regulatory Notice No.130; “Capital Adequacy Notice on Final Designated Parent Company” hereinafter) in April 2011. Nomura calculates Basel 2.5 based consolidated regulatory capital adequacy ratio in accordance with the Capital Adequacy Notice on Final Designated Parent Company.

[3]

Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. Adjusted leverage ratio equals total assets less securities purchased under agreements to resell and securities borrowed divided by total NHI shareholders’ equity.

ii.)	Expenses

Non-interest expenses for six months ended September 30, 2012 increased by 11.5% from the same period in the prior fiscal year to 715.9 billion yen.

iii.)	Capital and Other Balance Sheet Metrics

As of September 30, 2012, total NHI shareholders’ equity was 2.1 trillion yen, which represented a decrease of 10.6 billion yen compared to March 31, 2012.

Level 3 assets (net)4 were approximately 0.7 trillion yen as of September 30, 2012.

iv.)	Value at Risk

Value at risk5 as of September 30, 2012 was 7.1 billion yen, which represents a 1.4% decrease compared to March 31, 2012.

v.)	Cash Dividends

	For the year ended March 31
	2012	2013	2013 (Plan)
		(Yen amounts)
Dividends per share
dividends record dates
At June 30	—	—	—
At September 30	4.00	2.00	—
At December 31	—	—	—
At March 31	2.00	—	Unconfirmed
For the year	6.00	—	Unconfirmed

vi.)	Number of employees

As of September 30, 2012, Nomura had 34,815 employees globally (Japan: 22,020, Europe: 3,940, Americas: 2,425, Asia-Pacific (including Powai office in India): 6,430).

[4]	This amount represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended September 30, 2012.

Level 3 assets (net) is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. The level 3 assets (net) equals level 3 assets after netting off derivative assets and liabilities.

[5]	Value at risk is defined at 99% confidence level. The time horizon for our outstanding portfolio is 1 day. Inter-product price fluctuations are considered.

Six months ended September 30, 2012 - Business Highlights

Net revenue was 770.9 billion yen, an increase of 22.0% from the same period in the prior fiscal year. Non-interest expenses were 715.9 billion yen, an increase of 11.5% compared to the same period in the prior fiscal year. Income before income taxes was 55.1 billion yen.

•

Net revenue in Retail was 163.5 billion yen, a decrease of 8.2% from the same period in the prior fiscal year. The primary factor for the decrease in net revenue was decreasing commissions for distribution of investment trusts and brokerage commissions.

•

Net revenue in Asset Management was 31.9 billion yen, a decrease of 8.4% compared to the same period in the prior fiscal year. Assets under management as of September 30, 2012 were 22.7 trillion yen, a decrease of 1.9 trillion yen from 24.6 trillion yen as of March 31, 2012.

•

Net revenue in Wholesale was 259.0 billion yen, an increase of 16.9% compared to the same period in the prior fiscal year. The primary factor for the increase in net revenue was an increase in net gain on trading.

•	Nomura maintained Tier 1 capital ratio[6] of 15.1% as of September 30, 2012.

[6]	This ratio represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended September 30, 2012.

NHI has been assigned as saishu shitei oyagaisha (a “Final Designated Parent Company”) who must calculate consolidated regulatory capital adequacy ratio according to “the Establishment of standards on sufficiency of capital stock of a final designated parent company and its subsidiary entities, etc. compared to the assets held thereby” (2010 FSA Regulatory Notice No.130; “Capital Adequacy Notice on Final Designated Parent Company” hereinafter)) in April 2011. Nomura calculates Basel 2.5 based consolidated regulatory capital adequacy ratio in accordance with the Capital Adequacy Notice on Final Designated Parent Company.

Business Segment Information

Retail

Net revenue in Retail for six months ended September 30, 2012 was 163.5 billion yen, an 8.2% decrease from the same period in the prior fiscal year. The primary factor for the decrease in net revenue was decreasing commissions for distribution of investment trusts and brokerage commissions due to challenging market conditions negatively affecting the risk appetite of investors. Non-interest expenses decreased by 3.5% to 140.3 billion yen. As a result, income before income taxes decreased by 29.3% to 23.2 billion yen.

Retail client assets as of September 30, 2012 were 67.3 trillion yen, comprised of 33.4 trillion yen in equities, 6.3 trillion yen in foreign currency bonds, 12.7 trillion yen in domestic bonds including CBs and Warrants, 7.0 trillion yen in stock investment trusts, 4.2 trillion yen in bond investment trusts, 1.4 trillion yen in overseas mutual funds, and 2.3 trillion yen in other7.

Operating Results of Retail

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2011 (A)	September 30, 2012 (B)
Net revenue	178.2	163.5	(8.2)
Non-interest expenses	145.4	140.3	(3.5)

Income (loss) before income taxes	32.7	23.2	(29.3)

Asset Management

Net revenue decreased by 8.4% from the same period in the prior fiscal year to 31.9 billion yen. Non-interest expenses decreased by 3.1% to 21.9 billion yen. As a result, income before income taxes decreased by 18.3% to 9.9 billion yen. Assets under management were 22.7 trillion yen as of September 30, 2012, decreased by 1.9 trillion yen from March 31, 2012.

In addition, Nomura Asset Management’s share of public investment trust market in Japan as of September 30, 2012 was 22.1%8,9. Market share in Japan for public stock investment trusts was 17%8,9, while market share for public bond investment trusts was 44%8,9.

Operating Results of Asset Management

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2011 (A)	September 30, 2012 (B)
Net revenue	34.8	31.9	(8.4)
Non-interest expenses	22.6	21.9	(3.1)

Income (loss) before income taxes	12.2	9.9	(18.3)

[7]	Includes annuity insurance.
[8]	Nomura Asset Management Co., Ltd. only.
[9]	Source: The Investment Trusts Association, Japan.

Wholesale

Net revenue increased by 16.9% to 259.0 billion yen (160.0 billion yen from Fixed Income, 69.2 billion yen from Equities, and 29.7 billion yen from Investment Banking) from the same period in the prior fiscal year. The primary factor for the increase in net revenue was an increase in net gain on trading. In particular, net revenue of our Fixed Income business was a main driver of the increase in net revenue for Wholesale. Non-interest expenses decreased by 13.2% to 267.3 billion yen. As a result, loss before income taxes was 8.4 billion yen.

Operating Results of Wholesale

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2011 (A)	September 30, 2012 (B)
Net revenue	221.5	259.0	16.9
Non-interest expenses	308.1	267.3	(13.2)

Income (loss) before income taxes	(86.6)	(8.4)	—

Note:	Certain prior period amounts have been reclassified, in accordance with the realignment in April 2012.

Other Operating Results

Net revenue was 310.6 billion yen. Income before income taxes was 24.3 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2011 (A)	September 30, 2012 (B)
Net revenue	201.1	310.6	54.4
Non-interest expenses	166.1	286.2	72.4

Income (loss) before income taxes	35.0	24.3	(30.6)

Note:	Certain prior period amounts have been reclassified, in accordance with the realignment in April 2012.

Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2011 (A)	September 30, 2012 (B)
Net revenue

Business segment information:
Retail	178,169	163,497	(8.2)
Asset Management	34,794	31,857	(8.4)
Wholesale	221,532	258,977	16.9

Subtotal	434,495	454,331	4.6
Other	201,098	310,570	54.4

Net revenue	635,593	764,901	20.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(3,639)	6,032	—

Net revenue	631,954	770,933	22.0

Non-interest expenses

Business segment information:
Retail	145,426	140,347	(3.5)
Asset Management	22,635	21,927	(3.1)
Wholesale	308,103	267,335	(13.2)

Subtotal	476,164	429,609	(9.8)
Other	166,064	286,241	72.4

Non-interest expenses	642,228	715,850	11.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	642,228	715,850	11.5

Income (loss) before income taxes

Business segment information:
Retail	32,743	23,150	(29.3)
Asset Management	12,159	9,930	(18.3)
Wholesale	(86,571)	(8,358)	—

Subtotal	(41,669)	24,722	—
Other *	35,034	24,329	(30.6)

Income (loss) before income taxes	(6,635)	49,051	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(3,639)	6,032	—

Income (loss) before income taxes	(10,274)	55,083	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2011 (A)	September 30, 2012 (B)
Net gain (loss) related to economic hedging transactions	2,716	(267)	—
Realized gain (loss) on investments in equity securities held for operating purposes	498	(123)	—
Equity in earnings of affiliates	5,445	4,619	(15.2)
Corporate items	4,002	(420)	—
Other	22,373	20,520	(8.3)

Total	35,034	24,329	(30.6)

Note:	Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges of Nomura for six months ended September 30, 2012, in accordance with U.S. GAAP.

Millions of yen
For the six months ended September 30, 2012
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	¥49,268
Add: Fixed charges	129,886
Distributed income of equity investees	2,581

Earnings as defined	¥181,735

Fixed charges	¥129,886
Ratio of earnings to fixed charges[10]	1.4

[10]

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income (loss) before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.

CAPITALIZATION AND INDEBTEDNESS11

The following table sets forth, on a U.S. GAAP basis, the consolidated capitalization and indebtedness of Nomura as of September 30, 2012. There has been no material change in Nomura’s capitalization and indebtedness since September 30, 2012.

Millions of yen
September 30, 2012
Short-term borrowings	¥866,417
Long-term borrowings	8,086,510
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares as of September 30, 2012
Issued—3,822,562,601 shares as of September 30, 2012
Outstanding—3,694,938,473 shares as of September 30, 2012	594,493
Additional paid-in capital	690,135
Retained earnings	1,056,255
Accumulated other comprehensive income (loss)	(163,862)

Total NHI shareholders’ equity before treasury stock	2,177,021
Common stock held in treasury, at cost—127,624,128 shares as of September 30, 2012	(80,414)

Total NHI shareholders’ equity	2,096,607
Noncontrolling interests	290,840

Total equity	2,387,447

Total capitalization and indebtedness	¥11,340,374

[11]

Nomura enters into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding as of September 30, 2012 was ¥28,919 million.

Disclaimers

•	This document is produced by Nomura. Copyright 2012 Nomura Holdings, Inc. All rights reserved.

•

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

•

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

•

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

•

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

•

The review process of the quarterly consolidated financial statements for this period has not been completed by the independent auditors at the point of disclosing this Supplement for Financial Highlights. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Quarterly Securities Report on Form 6-K for the period ended September 30, 2012.